

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2023

Peter Brogaard Hansen
Chief Financial Officer
Cadeler A/S
Arne Jacobsens Alle 7, 7th floor
DK-2300 Copenhagen S, Denmark

> **Re: Cadeler A/S**
> **Eneti Inc.**
> **Schedule TO-T filed November 7, 2023**
> **Filed by Cadeler A/S**
> **File No. 005-87971**

Dear Peter Brogaard Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO filed November 7, 2023

General

1. We note that you have filed forms of the (i) Letter of Transmittal; (ii) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; and (iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Please file the actual letters.

2. We note the following introductory paragraph on page 75 of the Prospectus/Offer to Exchange: "The Schedule 14D-9 includes additional information on the background, deliberations and other activities involving Eneti (see the section titled "Background for the Offer" in the Schedule 14D-9, which will be filed with the SEC and mailed to you and other Eneti Stockholders together with this prospectus). You are encouraged to read that section in its entirety." However, we note that the "Background for the Offer" section that

has been included in the Schedule 14D-9 is effectively identical to the "Background for the Offer" section that is included in the Prospectus/Offer to Exchange. Please therefore revise or remove the introductory paragraph quoted above, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers and Acquisitions

cc: Connie I. Milonakis